SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Amish Naturals, Inc.
(NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(TITLE OF CLASS OF SECURITIES)

031539 10 9
(CUSIP NUMBER)

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO: 031539 10 9

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Regency Capital Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) (8) (9) (10)	SOLE VOTING POWER 1,900,000 SHARED VOTING POWER No Shares SOLE DISPOSITIVE POWER 1,900,000 SHARED DISPOSITIVE POWER No Shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
(14)	TYPE OF REPORTING PERSON SEE INSTRUCTIONS) CO

ITEM 1.	SECURITY AND ISSUER.

Common Stock, par value $.001 per share
Amish Natural, Inc., 6399 State Route 83, Holmesville, Ohio 44633

ITEM 2.	IDENTITY AND BACKGROUND.

Regency Capital Management, Inc.
39 Engleberg Terrace
Lakewood, NJ 08701
Citizenship -

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares owned by the Reporting Person were acquired in connection with an Agreement and Plan of Merger, dated as of October 27, 2006 (the “Merger Agreement”) by and among the FII International, Inc. (“FII”), a Nevada corporation, APC Acquisition Corp. (“APC”), a wholly-owned Nevada subsidiary of FII, and Amish Pasta Company, Inc. (“Amish Pasta”), a private company, pursuant to which APC was merged with and into Amish Pasta, and Amish Pasta became a wholly-owned subsidiary of FII (the “Merger”), and, immediately following the Merger, FII effected a short-form merger of Amish Pasta with and into FII, pursuant to which the separate corporate existence of Amish Pasta terminated and FII changed its name to Amish Naturals, Inc.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a Stockholders Agreement, dated as of October 27, 2006 (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, the Reporting Person has agreed that no Reporting Person may transfer, sell or otherwise dispose of any shares of the Company’s capital stock, except to another Reporting Person. In addition, the Stockholders Agreement grants David C. Skinner, Sr. an irrevocable proxy to vote the shares of the Company’s capital stock collectively held by the Reporting Person as a single block in the manner directed by the Reporting Persons holding a majority of such shares. The Stockholders Agreement expired on November 30, 2007.

The sole consideration for Reporting Person’s shares of Company stock was shares of Amish Pasta.

ITEM 4.	PURPOSE OF TRANSACTION.

Investment in the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

1,900,000 Shares, 4.3%

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 2/19/08	/s/ Shlomie Stein
REGENCY CAPITAL MANAGEMENT, INC. By: Shlomie Stein, President